EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Years ended December 31,
(Dollars in millions)	June 30, 2012	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before provision for income tax	$67	$111	$152	$126	$162	$234
Fixed charges	48	128	160	175	223	297
Income from continuing operations before provision for income tax and fixed charges	$115	$239	$312	$301	$385	$531

Fixed charges:
Interest expense	$48	$128	$160	$175	$223	$297

Ratio of earnings to fixed charges	2.4	1.9	2.0	1.7	1.7	1.8